Exhibit 2

The Board of Directors                    cc:   Mr Benjamin D. Lorello
ICN Pharmaceuticals, Inc.                       Head of Healthcare Corp. Finance
ICN Plaza                                       Warburg Dillon Read LLC
3300 Hyland Avenue                              299 Park Avenue
Costa Mesa, CA 92626                            New York, NY 10171

Attn : Mr Milan Panic, Chairman

13 June, 2000

Gentlemen,

ICN Pharmaceuticals Inc ("ICN" or the "Company") announced on 24 February 2000 that it had engaged Warburg Dillon Read ("WDR") to explore strategic alternatives in order to increase shareholder value and that WDR would focus on the possible disposition of ICN's Eastern European operations and the three businesses of ICN's Biomedicals group. The results of WDR's analysis have not yet been announced - almost four months later - but speculation as to the outcome of this report(1) has fueled a sharp increase in the share price. We are concerned that this recent strength in the share price could prove to be fragile if the conclusions of the report do not meet the market's expectations.

As you know, we believe that ICN's share price does not reflect the intrinsic value of the Company, even after the recent run-up in the share price. One of the reasons we have identified is that ICN's Russian and Central European business (the latter now combined with Western Europe) is not appreciated by the market, even though this is undoubtedly a valuable strategic asset.

Conceptually, ICN may be viewed as being made up of three main components:

      o     A royalty stream derived from sales of Rebetron by Schering Plough;

      o The above-mentioned European division (including Western Europe, Central Europe and Russia); and

      o The remaining Specialty Pharma business, consisting mainly of North America and Latin America.

To complete the picture, ICN is developing two follow-on products to ribavirin (Levovirin and Viramidine), which should be of interest to any one of the large interferon manufacturers. ICN has recently hired a team of senior scientists to develop its library of over 5,000 nucleoside analogs, and is building up its pipeline of new products.

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(1) See Bloomberg Business News (31 May 2000).


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

Each of the above-mentioned three business segments is very different from the others and has features which some institutional investors or potential corporate acquirors may find attractive and other features which they may find unattractive.

For example, we believe that the European business on its own will be attractive to certain specialist funds or companies wishing to expand in Eastern Europe, but could be a source of concern for investors wishing to invest primarily in an American specialty pharmaceuticals company. Similarly, the Specialty Pharma business, which is a relatively mature business, will possibly be of greatest strategic value to companies wishing to gain critical mass in the North American market or seeking to acquire an existing sales and manufacturing infrastructure, whereas the royalty stream could be of greatest value to a biotech company wishing to use the substantial cash flow to fund R&D.

The following is a sum-of-the parts valuation extracted from a report by Salomon Smith Barney(2) based on estimates for the year 2000 (sub-totals added by the undersigned):

------------------------------------------------------------------------------------------------------------------

2000E                  Revenue        Op. Income   Pretax       Net Inc.        EPS           P/E           Value
                                                                                                           /Share
Royalty                  124.2         123.0         123.0          94.8         $1.15         30.0         $34.47

Eastern Europe           220.2          39.2           4.3           2.6         $0.03         10.0         $ 0.32
Western Europe           135.9          36.7          15.1          11.6         $0.14         15.0         $ 2.12
                         -----         -----         -----         -----         -----                      ------
                         356.1          75.9          19.4          14.2         $0.17                      $ 2.44

North America            234.5         117.3          87.6          67.6         $0.82         20.0         $16.38
Latin America            117.6          38.8          20.1          15.5         $0.19         10.0         $ 1.88
Rest of World             79.8          20.0           7.3           5.6         $0.07         10.0         $ 0.68
                         -----         -----         -----         -----         -----                      ------
                         431.9         176.1         115.0          88.7         $1.08                      $18.94

Total                    912.2         375.0         257.4         197.7         $2.40                      $55.85

------------------------------------------------------------------------------------------------------------------

Source: Salomon Smith Barney

We believe that the royalty income in 2000 will be substantially higher than the $ 124.2 million indicated above, as do a number of prominent Wall Street analysts(3), whereas the estimates for North America appear to us to be on the high side. As to the European division estimates, the sales and operating income are broadly in line with our own estimates, but we would argue that

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(2) Salomon Smith Barney report on ICN Pharmaceuticals, Inc dated June 1, 1999
(page 15).
(3) See Chase H&Q report dated March 6, 2000, which assumes royalty income of $ 162 million in 2000 valued at a P/E of 30x , or $41/ ICN share for the royalty stream alone (page 18).


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

the valuation shown is too conservative since the transition from $ 75.9 million of EBIT to $14.2 million of net income assumes over $60 million of deductions for interest, tax and/or currency adjustments in Europe which appear not to be warranted on the basis of information contained in ICN's first quarter financial statements.

To summarise, we believe that a sum-of-the parts valuation in excess of $ 50 per ICN share is realistic.

However, in order for this to be achieved, we believe that the different parts need to be separated and allowed to trade as truly independent entities.

In view of the above mentioned considerations, we hereby propose to you that the Company create two new subsidiaries with independent Boards and management:

      o one to own ICN's European assets, including Western Europe, Central Europe and Russia ("European Newco"), and

      o the other to own ICN's Specialty Pharma division, including North America, Latin America and ICN's exports to the rest of the world ("Specialty Pharma Newco")

and that 100% of the stock of these two newly created subsidiaries be distributed to ICN's shareholders as a special dividend.

This would leave ICN as a truly research-driven pharmaceutical company, with its existing pipeline including Levovirin and Viramidine, its library of over 5,000 nucleoside analogs and, of course, the royalty stream with which to fund a major increase in R&D(4).

ICN's shareholders would, following completion, own shares in each of the three publicly traded companies - ICN, European Newco and Specialty Pharma Newco - and could then increase or decrease their holding in each according to taste.

Finally, there are two technical aspects which would need to be dealt with in advance.

First, ICN's Senior Notes would need to be refinanced, repaid or the Indenture renegotiated in order to permit a substantial dividend. The combined cashflow of the three companies will be broadly the same as that of ICN in its current configuration, so we see no reason why the existing debt should not be reallocated amongst the three companies, or at least between ICN (ie the royalty company) and Specialty Pharma Newco. In fact, the elimination of the Russian/ Eastern European credit risk(5) could result in a credit rerating. Should ICN wish to reduce its debt, one solution might be for the Company to sell a minority interest in one or other of the new

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(4) ICN would still also own the Biomedical group, which is small in the context of ICN's existing business, but could prove to be useful in demonstrating continuity of a trade or business for tax purposes.
(5) "The likely near-term announcement regarding the possible sale of Russian/ Eastern European or Biomedical operations should lower the risk profile and focus attention on this undervalued company" (Donaldson, Lufkin & Jenrette, 20 March 2000).


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

subsidiaries - to the public or by means of a private placement - immediately prior to the proposed special dividend. But in any case, based on the advice we have received from our investment banking advisors, the Senior Notes should not prove to be an obstacle to the proposed transaction.

Secondly, the transaction needs to be structured in a tax-efficient manner. This appears to be eminently possible. From the (inevitably) limited information which can be gleaned with respect to this issue from ICN's publicly filed documents, it appears that a tax-free spin-off of each of European Newco and Specialty Pharma Newco could be achieved in a manner that defers tax both for ICN and for its shareholders under Section 355 of the U.S. Internal Revenue Code. Generally, assuming proper corporate-level business purpose (which we believe would be present in this case (6)), a corporation such as ICN may achieve a tax-free spin-off of a subsidiary if each of the subsidiary being spun off and the distributing corporation have conducted an active trade or business for at least five years and continue to conduct that business after the spin-off.(7) With one relatively rare exception(8), if a trade or business is acquired by the distributing or the distributed corporation(s) within the five year period, it will not have been held for this purpose "for at least five years". However, the objective in such cases is to ensure that the distributing and distributed corporations each have had at least one significant trade or business for the past five years.

The spin-off we are proposing should satisfy each of these two tests. First, given ICN's history of research activity, which extends well beyond five years, its product pipeline, its now quite substantial research staff, and the growing stream of royalty income, we believe that the distributing corporation (ie ICN) should qualify as an active trade or business, both before and after the spin-off. Secondly, the other two units - European Newco and Specialty Pharma Newco - are clearly active trades or businesses that have been conducted for more than five years. This is not negated by the fact that significant assets have been acquired by ICN within the past five years in what we presume were taxable transactions, since these were all related to ICN's core business, which has not changed in the last five years.

Accordingly, it appears on the basis of the available information that each of the two units to be spun off - European Newco and Specialty Pharma Newco - could be separately spun off from ICN without generating current tax to ICN or to its shareholders.

We believe that the above-mentioned proposal, which would involve radical change for the Company, has the advantages of creating substantial additional value for shareholders, immediately, on a durable basis, and with relatively low risk.

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(6) This is due to the need for specific focus in each business unit, which would be assisted by separation of those units.
(7) In addition, certain other technical tests relating to control, and the requirement that the division not have been used as a dividend substitute, inter alia, apply, all of which the proposed spin-off would appear to be capable of satisfying.
(8) This exception applies where the acquired business was acquired pursuant to a completely tax free transaction.


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

We would like to work cooperatively with the Company to develop this proposal further and would be pleased to answer any questions you may have. However, we believe that time is of the essence to create shareholder value, and if progress is not made quickly, we believe that this proposal should be considered by the shareholders at the upcoming annual meeting that we understand you plan to hold in September, as you did last year.

We would have preferred to have kept this proposal confidential at this stage, but have been advised that we are legally required to disclose it in our
Schedule 13D filed with the SEC.

Yours sincerely


Dr Tito Tettamanti                              Eric Knight
Chairman                                        Managing Director


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